Exhibit 21.1

Subsidiaries of the Registrant

Subsidiary	State of Incorporation	Additional Information
Global Alliance Holdings, Ltd.	Pennsylvania	d/b/a Eastern Alliance Insurance Group

Eastern Alliance Insurance Company	Pennsylvania	Member of Eastern Alliance Insurance Group

Allied Eastern Indemnity Company	Pennsylvania	Member of Eastern Alliance Insurance Group

Eastern Advantage Assurance Company	Pennsylvania	Member of Eastern Alliance Insurance Group

Employers Alliance, Inc.	Pennsylvania

Eastern Re Ltd. SPC	Cayman Islands

Eastern Services Corporation	Pennsylvania

Employers Security Insurance Company	Indiana	Member of Eastern Alliance Insurance Group